

16014635

SEC Mail Processing Section

FEB 29 2016

Washington DC 416

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III



SEC FILE NUMBER
8- 65495

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spoonhill Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

63 Spoonhill Avenue
(No. and Street)

Marlborough	Massachusetts	01752
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Mellor — 617-367-6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

53 State Street, 38th Floor	Boston	Massachusetts	02109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roxane Mellor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spoonhill Asset Management, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


SELINA RAMLOCHAN
Notary Public
Massachusetts
Commission Expires Mar 27, 2020

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Spoonhill Asset Management, Inc.

We have audited the accompanying statement of financial condition of Spoonhill Asset Management, Inc. as of December 31, 2015 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Spoonhill Asset Management, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Spoonhill Asset Management, Inc. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

Boston, MA
February 22, 2016


MARCUMGROUP
MEMBER

SPOONHILL ASSET MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

Assets		
Cash and cash equivalents	$	238,522
Incentive fees receivable		249,520
Equipment, net of accumulated depreciation of $6,034		-
Total Assets	$	488,042
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses	$	62,767
Total Liabilities		62,767
Stockholder's Equity		
Common stock - no par value; authorized, 1,500 shares; issued and outstanding, 1,000 shares		60,000
Retained earnings		365,275
Total Stockholder's Equity		425,275
Total Liabilities and Stockholder's Equity	$	488,042

See notes to the statement of financial condition.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Spoonhill Asset Management, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Massachusetts corporation.

The Company is engaged in the marketing of hedge fund limited partnerships to institutional and accredited investors in the United States and Europe.

The Company does not carry securities accounts for customers and does not perform custodial functions relating to customer securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

RECEIVABLES

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of the individual receivables. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivables. No allowance for doubtful accounts was considered necessary at December 31, 2015.

EQUIPMENT

The Company records equipment at cost and provides for depreciation on a straight-line basis over the estimated useful lives of the respective assets.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company operates under Subchapter S of the Internal Revenue Code (the "Code"). As a result, the Company is not subject to federal or state income taxes, and the federal and state taxable income of the Company is included in the shareholder's individual federal income tax return. Therefore this financial statement does not include any provisions for federal or state income taxes.

The Company recognizes and measures its unrecognized tax positions by assessing the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax positions is adjusted when new information is available, or when an event occurs that requires a change. The Company has not identified any uncertain tax positions at December 31, 2015. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.

NOTE 3 - MAJOR CUSTOMERS

For the year ended December 31, 2015, one customer accounted for approximately 91% of the Company's incentive fees and total revenue.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital equal to the greater of $5,000 or one-fifteenth of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $175,755, which was $170,755 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2015 was .36 to 1.

NOTE 5 - PROFIT SHARING PLAN

The Company sponsors a profit sharing plan for its eligible employees. Contributions to the plan are made on an elective basis as determined by the Company's principals. The annual contributions to an employee's account may not exceed the dollar limits determined by the Internal Revenue Code. There were no contributions to this plan during the year ended December 31, 2015.

NOTE 6 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include other broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's practice to review, as necessary, the credit standing of each counterparty.

The Company maintains cash deposits with a financial institution, the balances of which from time to time may exceed the amount insured by the Federal Deposit Insurance Corporation.